Genius Brands International, Inc.

301 North Canon Drive, Suite 305

Beverly Hills, California 90210

September 29, 2016

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3561

100 F Street, NE

Washington, D.C. 20549

Attention: Lyn Shenk, Branch Chief, Office of Transportation and Leisure

Re:	Genius Brands International, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed March 30, 2016
File No. 000-54389

Ladies and Gentlemen:

Genius Brands International, Inc. (the “Company”) hereby submits this response to the comment letter dated August 30, 2016 of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s above-referenced Annual Report on Form 10-K. For your convenience, we have reproduced the Staff’s comment in italics below, followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2015

Exhibit 32.2

1.	We note the name of the officer in the introductory paragraph of the Section 906 certification differs from the name of the officer signing the certification. Please file a full amendment of your Form 10-K that includes a revised certification. We remind you to include all required certifications, currently dated and that refer to the amended Form 10-K.

Response:

In response to the Staff’s comment, the Company is filing with the Commission an Amendment No. 1 to its Annual Report on Form 10-K that includes a revised Section 906 certification.

*     *     *

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions relating to the foregoing, please contact the undersigned at (310) 499-2410 or Kenneth R. Koch of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (212) 692-6768.

Genius Brand International, Inc.

/s/ Rebecca Hershinger

By: Rebecca Hershinger

Title: Chief Financial Officer

Abe Friedman, Securities and Exchange Commission

Doug Jones, Securities and Exchange Commission

Andrew Heyward, Genius Brands International, Inc.

Gregory B. Payne, Genius Brands International, Inc.

Kenneth R. Koch, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.